FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of October 2007
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Mobile 082 940 7505
Nerina.bodasing@goldfields.co.z

UNITED STATES
Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
Mobile 082 493 1377
Williej@goldfields.co.za

GOLD FIELDS SELLS ITS VENEZUELA ASSETS FOR US$532 MILLION

Johannesburg, 12 October 2007: Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) is pleased to announce that agreement has been reached in terms of which Gold Fields will effectively dispose of its assets in Venezuela to Rusoro Mining Ltd. (Rusoro) (TSXV: RML), for a total consideration of approximately US$532* million.

Rusoro will pay Gold Fields a minimum of US$150 million in cash, US$30 million in convertible debt, and 140 million Rusoro shares, which will be approximately 38% of the outstanding shares of that Company after the transaction has been concluded.

The transaction includes Rusoro acquiring Gold Fields' stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.

Ian Cockerill, Chief Executive Officer of Gold Fields said:

"Additional capital investment is required to realise the full potential of the Choco 10 gold mine. However, after careful consideration we have concluded that, given the current environment, this investment is better made by others, with Gold Fields retaining exposure to the upside inherent in the assets."

"The offer from Rusoro has presented us with an attractive opportunity to achieve this objective, as well as a return of approximately 25% on our total investment of US$425 million."

The proceeds from the sale will be reinvested to create value for Gold Fields' shareholders. Options under consideration include, *inter alia*, debt reduction and the funding of Gold Fields' extensive capital investment portfolio.

Cockerill added that while this sale reduced Gold Fields' international footprint, the Company remained fully committed to its strategy of international growth: "We have definitely not changed course and our aspiration to grow our international portfolio with appropriately sized, value adding assets, remain as strong as ever."

* Based on the 10-day VWAP of the Rusoro share price

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], A Grigorian[°], N J Holland[†] (Chief Financial Officer), G Marcus, J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, [°]Russian
Corporate Secretary: C Farrel

The transaction is subject to various conditions, including South African Reserve Bank and Rusoro stock exchange approvals, the raising of the required funding by Rusoro, as well as approval by Rusoro shareholders, more than 50% of whom has given written irrevocable support to the transaction. Rusoro and Gold Fields expect the transaction to close in early December 2007.

Orion Securities Inc. acted as exclusive financial advisor and McCarthy Tétrault LLP acted as legal advisor to Gold Fields.

A telephone conference call will be held at 16:00 Johannesburg time (10:00am EST) today, 12 October 2007, to explain the rationale for the sale of the Venezuela assets as well as the sale of the Essakane Project announced on Thursday, 11 October 2007. The details of the conference call appear at the end of this press release.

Gold Fields Limited is one of the world's largest unhedged producers of gold with production of approximately 4.0 million ounces per annum, mineral reserves of 94 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 employees across its operations and is listed on the JSE Limited South Africa (JSE) (primary listing), the New York Stock Exchange (NYSE) as well as the Dubai International Financial Exchange (DIFX).

Enquiries

Willie Jacobsz,   Tel: +27 11 644-2460, Mobile: +27 82 493 1377, Williej@goldfields.co.za

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CONFERENCE CALL DETAILS

Friday, 12 October 2007

**For Johannesburg: 16:00
For United Kingdom: 15:00 hours GMT
For Europe: 16:00 hours, European time
For North America: 10:00 a.m., Eastern standard time**

DIAL IN NUMBERS

South Africa	Toll:	011 535 3600	Toll-free	0800 200 648
USA	Toll:	1 412 858 4600	Toll-free	1800 860 2442
Australia			Toll-free	1800 350 100
United Kingdom			Toll-free	0800 917 7042
Canada			Toll-free	1 866 519 5086
Europe and other	Toll:	+ 41 916 105 600	Toll-free	+ 800 246 78 700

Ask for Gold Fields call

SIMULTANEOUS AUDIO WEBCAST
Available at our website, www.goldfields.co.za

DIGITAL REPLAY AVAILABLE ONE-HOUR AFTER CALL
Playback code: 2541#
(Available for seven days)
South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Europe: + 41 91 612 4330 (Switzerland)
Australia: 1 800 091 250

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 27 October 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs